Exhibit 4

AMENDMENT TO UNSECURED CONVERTIBLE SHORT TERM LOAN FACILITY

This Amendment to Unsecured Convertible Short Term Loan Facility is entered into by and between Horst Franz Geicke and RG Global Lifestyles, Inc., a California corporation, and amends a certain Unsecured Convertible Short Term Loan Facility entered into by the parties on January 5, 2010 (“Note”).

For consideration, the parties hereby agree that the Note is amended as follows:

1.	The conversion price in Section 4 of the Note is amended to $0.025/share.
2.	Repayment of any and all interest accrued on the Note is waived.

IN WITNESS WHEREOF, the parties have executed this Amendment to Unsecured Convertible Short Term Loan Facility as of July 7, 2010.

/s/ Horst Franz Geicke

Horst Franz Geicke

RG Global Lifestyles, Inc.

/s/ Grant King

Grant King
CEO